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Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 6095 tel
450 Lexington Avenue	212 450 6858 fax
New York, NY 10017	manuel.garciadiaz@davispolk.com

November 17, 2020

Re:	XP Inc.
Confidential Submission of the Draft Registration Statement on Form F-1
Submitted November 17, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, XP Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we have confidentially submitted a draft registration statement (“Registration Statement”) on Form F-1 relating to a proposed public offering of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission for confidential review.

The Company confirms that it will publicly file the Registration Statement and request effectiveness on a date and at a time that is at least 48 hours from such public filing.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz